Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

May 21, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Solutions Vending International, Inc. Draft Offering Statement on Form 1-A Submitted March 31, 2020 CIK No. 0001759081

Dear Mr. Foland:

This letter is submitted on behalf of our client, Solutions Vending International, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed March 31, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated April 27, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Prospectus Cover Page, page 1

1.	Comment: You state that there is no minimum that is required to be raised in this offering. We note, however, that the Escrow Services Agreement provides for a minimum offering amount of $10,000. Please reconcile the discrepancy.

Response: We have attached a revised Escrow Services Agreement that does not include a minimum offering amount.

2.	Comment: You disclose that up to 909,090 shares may be issued as bonus shares to StartEngine OWNers. Please disclose the effective discount to the offering price that will result from the issuance of the bonus shares. Clarify whether there is a record date on which StartEngine OWNers are deemed eligible to participate in the bonus program. Finally, disclose: (i) whether the bonus shares will be paid for by Solutions Vending International, Inc. or StartEngine Crowdfunding, Inc. and (ii) whether any consideration was exchanged by either StartEngine Crowdfunding. Inc. or Solutions Vending International, Inc. for participation in StartEngine Owner’s Bonus Program.

Response: We have revised our disclosure in accordance with the Staff’s comments.

3.	Comment: It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding, Inc. may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.

Response: We have amended the disclosure to identify StartEngine Primary, LLC as an underwriter. StartEngine Crowdfunding, Inc., provides technology services to issuers and is not acting as an underwriter.

Risk Factors, page 3

4.	Comment: Please add separate risk factors that discuss the specific challenges and uncertainties regarding the sale of each Regulated Product that you intend to sell through a vending machine or kiosk, including pharmaceuticals, tobacco, gaming, and alcohol.

Response: As disclosed under “Our Business” we do not contemplate operating or dispensing products through our kiosks; rather our customers who purchase our kiosks, shall operate and dispense products. Therefore, the regulatory risks related to dispensing regulated products through kiosks, mainly falls on our customers. In addition, we believe that creating a separate risk factor for each type of Regulated Product would be very repetitive. We, therefore, revised our disclosure to separate various general risks related to the sale of Regulated Products through kiosks, including, risk factors related to government permitting, compliance with laws, errors in dispensing regulated products to minors, errors in dispensing prescription medication, and risks specific to cannabis products.

The subscription agreement includes an exclusive venue provision, page 10

5.	Comment: Please disclose whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

Response: We have revised the offering circular to exclude from the exclusive venue provision, claims arising under federal securities laws, and have revised the Subscription Agreement accordingly.

Plan of Distribution

Escrow Agent, 17

6.	Comment: You state that investor funds will be held in an escrow account. Please expand to disclose the events or contingencies that must occur for the funds to be released to you. Also clarify under what circumstances escrowed funds may be returned to investors and explain the procedures and anticipated timing.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 27

7.	Comment: We note you intend to acquire a related technology company during Q2 of 2020. Please disclose the material terms of your planned acquisition and whether you intend to use the proceeds of this offering for that acquisition..

Response. Neither a definitive agreement nor a letter of intent has been executed. We have therefore, removed this disclosure.

Financial Statements, page F-1

8.	Comment: Refer to your disclosure of development services provided by Big Kitty Labs on page 32. Please include disclosure of the related party transaction on the face of the income statement or in the notes to the 2019 financial statements.

Response. The report and accompanying financial statements have been replaced with 2019/2018 year-end financials, which include disclosure of this related party transaction.

9.	Comment: Please remove the reference to the Independent Auditor's Report on pages F-2, F-3, F-4 and F-5, as the interim financial statements are unaudited.

Response. The report and accompanying financial statements have been replaced with 2019/2018 year-end financials.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated April 27, 2020.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks